Annual General Meeting 14 August 2015 Exhibit 99.6

PAGE
DISCLAIMER
FORWARD-LOOKING STATEMENTS
This
Management
Presentation
contains
forward-looking
statements.
James
Hardie
Industries
plc
(the
“company”)
may
from
time
to
time
make
forward-looking
statements
in
its
periodic
reports
filed
with
or
furnished
to
the
Securities
and
Exchange
Commission,
on
Forms
20-F
and
6-K,
in
its
annual
reports
to
shareholders,
in
offering
circulars,
invitation
memoranda
and
prospectuses,
in
media
releases
and
other
written
materials
and
in
oral
statements
made
by
the
company’s
officers,
directors
or
employees
to
analysts,
institutional
investors,
existing
and
potential
lenders,
representatives
of
the
media
and
others.
Statements
that
are
not
historical
facts
are
forward-looking
statements
and
such
forward-looking
statements
are
statements
made
pursuant
to
the
Safe
Harbor
Provisions
of
the
Private
Securities
Litigation
Reform
Act
of
1995.
Examples
of
forward-looking
statements
include:
•
statements
about
the
company’s
future
performance;
•
projections
of
the
company’s
results
of
operations
or
financial
condition;
•
statements
regarding
the
company’s
plans,
objectives
or
goals,
including
those
relating
to
strategies,
initiatives,
competition,
acquisitions,
dispositions
and/or
its
products;
•
expectations
concerning
the
costs
associated
with
the
suspension
or
closure
of
operations
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such
plants;
•
expectations
concerning
the
costs
associated
with
the
significant
capital
expenditure
projects
at
any
of
the
company’s
plants
and
future
plans
with
respect
to
any
such projects;
•
expectations
regarding
the
extension
or
renewal
of
the
company’s
credit
facilities
including
changes
to
terms,
covenants
or
ratios;
•
expectations
concerning
dividend
payments
and
share
buy-backs;
•
statements
concerning
the
company’s
corporate
and
tax
domiciles
and
structures
and
potential
changes
to
them,
including
potential
tax
charges;
•
statements
regarding
tax
liabilities
and
related
audits,
reviews
and
proceedings;
•
expectations
about
the
timing
and
amount
of
contributions
to
Asbestos
Injuries
Compensation
Fund
(AICF),
a
special
purpose
fund
for
the
compensation
of
proven
Australian
asbestos-related
personal
injury
and
death
claims;
•
expectations
concerning
indemnification
obligations;
•
expectations
concerning
the
adequacy
of
the
company’s
warranty
provisions
and
estimates
for
future
warranty-related
costs;
•
statements
regarding
the
company’s
ability
to
manage
legal
and
regulatory
matters
(including
but
not
limited
to
product
liability,
environmental,
intellectual
property
and
competition
law
matters)
and
to
resolve
any
such
pending
legal
and
regulatory
matters
within
current
estimates
and
in
anticipation
of
certain
third-
party
recoveries;
and
•
statements
about
economic
conditions,
such
as
changes
in
the
US
economic
or
housing
recovery
or
changes
in
the
market
conditions
in
the
Asia
Pacific
region,
the
levels
of
new
home
construction
and
home
renovations,
unemployment
levels,
changes
in
consumer
income,
changes
or
stability
in
housing
values,
the
availability
of
mortgages
and
other
financing,
mortgage
and
other
interest
rates,
housing
affordability
and
supply,
the
levels
of
foreclosures
and
home
resales,
currency
exchange
rates,
and
builder
and
consumer
confidence.

PAGE
DISCLAIMER (continued)
Words
such
as
“believe,”
“anticipate,”
“plan,”
“expect,”
“intend,”
“target,”
“estimate,”
“project,”
“predict,”
“forecast,”
“guideline,”
“aim,”
“will,”
“should,”
“likely,”
“continue,”
“may,”
“objective,”
“outlook”
and
similar
expressions
are
intended
to
identify
forward-looking
statements
but
are
not
the
exclusive
means
of
identifying
such
statements.
Readers
are
cautioned
not
to
place
undue
reliance
on
these
forward-looking
statements
and
all
such
forward-looking
statements
are
qualified
in
their
entirety
by
reference
to
the
following
cautionary
statements.
Forward-looking
statements
are
based
on
the
company’s
current
expectations,
estimates
and
assumptions
and
because
forward-looking
statements
address
future
results,
events
and
conditions,
they,
by
their
very
nature,
involve
inherent
risks
and
uncertainties,
many
of
which
are
unforeseeable
and
beyond
the
company’s
control.
Such
known
and
unknown
risks,
uncertainties
and
other
factors
may
cause
actual
results,
performance
or
other
achievements
to
differ
materially
from
the
anticipated
results,
performance
or
achievements
expressed,
projected
or
implied
by
these
forward-looking
statements.
These
factors,
some
of
which
are
discussed
under
“Risk
Factors”
in
Section
3
of
the
Form
20-F
filed
with
the
Securities
and
Exchange
Commission
on
21
May
2015,
include,
but
are
not
limited
to:
all
matters
relating
to
or
arising
out
of
the
prior
manufacture
of
products
that
contained
asbestos
by
current
and
former
company
subsidiaries;
required
contributions
to
AICF,
any
shortfall
in
AICF
and
the
effect
of
currency
exchange
rate
movements
on
the
amount
recorded
in
the
company’s
financial
statements
as
an
asbestos
liability;
governmental
loan
facility
to
AICF;
compliance
with
and
changes
in
tax
laws
and
treatments;
competition
and
product
pricing
in
the
markets
in
which
the
company
operates;
the
consequences
of
product
failures
or
defects;
exposure
to
environmental,
asbestos,
putative
consumer
class
action
or
other
legal
proceedings;
general
economic
and
market
conditions;
the
supply
and
cost
of
raw
materials;
possible
increases
in
competition
and
the
potential
that
competitors
could
copy
the
company’s
products;
reliance
on
a
small
number
of
customers;
a
customer’s
inability
to
pay;
compliance
with
and
changes
in
environmental
and
health
and
safety
laws;
risks
of
conducting
business
internationally;
compliance
with
and
changes
in
laws
and
regulations;
the
effect
of
the
transfer
of
the
company’s
corporate
domicile
from
the
Netherlands
to
Ireland,
including
changes
in
corporate
governance
and
any
potential
tax
benefits
related
thereto;
currency
exchange
risks;
dependence
on
customer
preference
and
the
concentration
of
the
company’s
customer
base
on
large
format
retail
customers,
distributors
and
dealers;
dependence
on
residential
and
commercial
construction
markets;
the
effect
of
adverse
changes
in
climate
or
weather
patterns;
possible
inability
to
renew
credit
facilities
on
terms
favorable
to
the
company,
or
at
all;
acquisition
or
sale
of
businesses
and
business
segments;
changes
in
the
company’s
key
management
personnel;
inherent
limitations
on
internal
controls;
use
of
accounting
estimates;
and
all
other
risks
identified
in
the
company’s
reports
filed
with
Australian,
Irish
and
US
securities
regulatory
agencies
and
exchanges
(as
appropriate).
The
company
cautions
you
that
the
foregoing
list
of
factors
is
not
exhaustive
and
that
other
risks
and
uncertainties
may
cause
actual
results
to
differ
materially
from
those
referenced
in
the
company’s
forward-looking
statements.
Forward-looking
statements
speak
only
as
of
the
date
they
are
made
and
are
statements
of
the
company’s
current
expectations
concerning
future
results,
events
and
conditions.
The
company
assumes
no
obligation
to
update
any
forward-looking
statements
or
information
except
as
required
by
law.

PAGE Annual General Meeting 14 August 2015 Chairman’s Address – Michael Hammes 4

PAGE Annual General Meeting 14 August 2015 CEO’s Presentation – Louis Gries 5

PAGE
GROUP OVERVIEW

Q1'16
Q1'15
Change
Adjusted EBIT (US$ millions)
89.7
71.2
26%
Adjusted EBIT Margin %
20.9%
17.1%
3.8 pts
Adjusted Net Operating Profit (US$ millions)
63.5
50.1
27%
Net operating cash flow (US$ million)
55.1
42.5
30%
Adjusted Diluted EPS (US cents)
14
11
27%
Three Months Ended 30 June

PAGE
USA
AND
EUROPE
FIBER
CEMENT
1
st
QUARTER
SUMMARY

•
Higher
volume
driven
by
modest
market
growth
•
Higher
average
net
sales
price
reflects
our
annual
price
increase
effective
1
March
2015,
partially
offset
by
the
impact
of
foreign
exchange
and
mix
•
Favorable
production
costs
driven
primarily
by
continued
performance
improvements
across
our
network
of
plants,
as
well
as
lower
freight
costs
and
input
costs
for
pulp
and
utilities
1
st
Quarter
Results
Net Sales
Up
5% to US$337.0 million
Sales Volume
Up
4% to 480.0 mmsf
Average Price
Up
1% to US$686 per msf
EBIT
Up
32% to US$89.5 million
EBIT Margin
Up
540 bps to 26.6%

PAGE

•
Favorable conditions in addressable markets
•
Higher volume and sales in AUS, NZ, and Philippines
•
Higher average net sales price driven by favorable product mix and price increases
•
Higher production costs primarily driven by the impact of the depreciating Australian dollar on the US dollar price of pulp and higher plant performance driven by the start up of our Carole Park sheet machine
•
EBIT results in US Dollars were impacted by a 17% unfavorable change in the weighted average period
AUD/USD exchange rate relative to the prior corresponding quarter
1
st
Quarter
Results
Net Sales
Up
15% to A$117.4 million
Sales Volume
Up
10% to 119.1 mmsf
Average Price
Up
5% to A$975 per msf
US$ EBIT
1
Down
5% to US$19.7 million
A$ EBIT
1
Up
15%
to A$25.4 million
US$ EBIT Margin
1
Down
10 bps
to
21.6%
ASIA PACIFIC FIBER CEMENT 1st  QUARTER SUMMARY
1
Excludes New Zealand weathertightness claims

PAGE
•
Management notes the range of analysts’ forecasts for net operating profit excluding asbestos for the year ending 31 March 2016 is between US$244 million and US$286 million
•
Management expects full year Adjusted net operating profit to be between US$240 million and US$270 million
assuming, among other things, housing conditions in the United States continuing to improve in line with our assumed forecasted new construction starts, input prices and production efficiencies remaining consistent and an average exchange rate at or near current levels is applicable for the remainder of the year
•
Management cautions that although US housing activity has been improving, market conditions remain somewhat uncertain and some input costs remain volatile
•
Management is unable to forecast the comparable US GAAP financial measure due to uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods
FY2016 GUIDANCE

PAGE
Annual General Meeting
14 August 2015
Items of Business*

*Shareholders should refer to the 2015 Notice of Annual General Meeting for the full text and background to each resolution set forth in the presentation

PAGE
RESOLUTION 1:
Financial Statements and Reports for Fiscal
Year 2015
•
To receive and consider the financial statements and the
reports of the Board and external auditor for the fiscal
year ended 31 March 2015

PAGE
RESOLUTION 1:
Financial Statements and Reports for Fiscal
Year 2015

PROXY RESULTS:
Votes
%*
For
365,611,073
99.97
Against
30,139
0.01
Open
74,945
0.02
Abstain
2,112,605
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE RESOLUTION 2: Remuneration Report for Fiscal Year 2015 • To receive and consider the Remuneration Report of the Company for the fiscal year ended 31 March 2015 13

PAGE
RESOLUTION 2:
Remuneration Report for Fiscal Year 2015

PROXY RESULTS:
Votes
%*
For
316,331,083
86.37
Against
49,869,849
13.61
Open
74,945
0.02
Abstain
1,552,885
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
RESOLUTION 3:
Election/Re-election of Directors
a.
That Andrea Gisle Joosen be elected as a director
b.
That Brian Anderson, who retires by rotation in accordance
with the Articles of Association, be re-elected as a director
c.
That Alison Littley, who retires by rotation in accordance with the Articles of Association, be re-elected as a director
d.
That James Osborne, who retires by rotation in accordance
with the Articles of Association, be re-elected as a director

PAGE
RESOLUTION 3(a):
Election
of
Director
–
Andrea
Gisle
Joosen

PROXY RESULTS:
Votes
%*
For
367,196,036
99.94
Against
146,472
0.04
Open
74,945
0.02
Abstain
411,309
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
RESOLUTION 3(b):
Re-election
of
Director
–
Brian
Anderson

PROXY RESULTS:
Votes
%*
For
362,187,124
98.90
Against
3,948,439
1.08
Open
72,445
0.02
Abstain
1,620,754
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
RESOLUTION 3(c):
Re-election
of
Director
–
Alison
Littley

PROXY RESULTS:
Votes
%*
For
364,858,380
99.30
Against
2,490,637
0.68
Open
74,945
0.02
Abstain
404,800
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
RESOLUTION 3(d):
Re-election
of
Director
–
James
Osborne

PROXY RESULTS:
Votes
%*
For
367,248,977
99.95
Against
98,318
0.03
Open
72,445
0.02
Abstain
409,022
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE RESOLUTION 4: Authority to Fix the External Auditor’s Remuneration • That the Board be authorised to fix the remuneration of the external auditor for the fiscal year ended 31 March 2016 20

PAGE
RESOLUTION 4:
Authority to Fix the External Auditor’s
Remuneration

PROXY RESULTS:
Votes
%*
For
367,239,915
99.95
Against
124,484
0.03
Open
74,945
0.02
Abstain
389,080
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
RESOLUTION 5:
Re-approval of the James Hardie Industries
Long Term Incentive Plan 2006
•
That approval is given for all purposes for further
amendment to, and continued operation of, the James
Hardie Industries Long Term Incentive Plan 2006 (as
amended)

PAGE
RESOLUTION 5:
Re-approval of the James Hardie Industries
Long Term Incentive Plan 2006

PROXY RESULTS:
Votes
%*
For
296,517,107
82.15
Against
64,341,200
17.83
Open
70,291
0.02
Abstain
6,377,886
N/A
Excluded
522,278
N/A
* Percentages have been rounded

PAGE
RESOLUTION 6:
Grant of Return on Capital Employed
Restricted Stock Units
•
Approve the grant of Return on Capital Employed
Restricted Stock Units (RSUs) under the Company’s
2006 Long Term Incentive Plan (as amended) to the
CEO, Louis Gries

PAGE
RESOLUTION 6:
Grant of Return on Capital Employed
Restricted Stock Units

PROXY RESULTS:
Votes
%*
For
322,438,703
88.16
Against
43,202,226
11.82
Open
70,291
0.02
Abstain
1,595,264
N/A
Excluded
522,278
N/A
* Percentages have been rounded

PAGE
RESOLUTION 7:
Grant of Relative Total Shareholder Return
(TSR) RSUs
•
Approve the grant of RSUs with a Relative Total
Shareholder Return (TSR) hurdle under the Company’s
2006 Long Term Incentive Plan (as amended) to the
CEO, Louis Gries

PAGE
RESOLUTION 7:
Grant of Relative Total Shareholder Return
(TSR) RSUs

PROXY RESULTS:
Votes
%*
For
295,288,992
80.74
Against
70,356,714
19.24
Open
70,291
0.02
Abstain
1,590,487
N/A
Excluded
522,278
N/A
* Percentages have been rounded

PAGE
SPECIAL RESOLUTION 8:
Amend the Memorandum of Association
•
That clauses, 2, 3(i)(d) and 3 (ix) of the Memorandum of
Association, in the form produced to the meeting and
initialled by the Chairman for the purposes of
identification, be adopted in substitution for, and to the
exclusion of, the existing clauses, 2, 3(i)(d) and 3 (ix)
and that the form of the Memorandum of Association be
made consistent with the Irish Companies Act 2014, on
the basis set out in the Explanatory Notes

PAGE
SPECIAL RESOLUTIONS 8:
Amend the Memorandum of Association

PROXY RESULTS:
Votes
%*
For
365,250,513
99.41
Against
2,078,690
0.57
Open
72,791
0.02
Abstain
426,768
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE
SPECIAL RESOLUTIONS 9:
Amend the Articles of Association
•
That the Articles of Association, in the form produced to
the meeting and initialled by the Chairman for the
purposes of identification, be adopted in substitution for,
and to the exclusion of, the existing Articles of
Association of the Company and on the basis set out in
the Explanatory Notes

PAGE
SPECIAL RESOLUTIONS 9:
Amend the Articles of Association

PROXY RESULTS:
Votes
%*
For
365,245,144
99.41
Against
2,089,142
0.57
Open
72,791
0.02
Abstain
421,685
N/A
Excluded
0
N/A
* Percentages have been rounded

PAGE Other Items of Business 32

Annual General Meeting 14 August 2015